                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K




  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES AND EXCHANGE COMMISSION
       For the fiscal year ended December 30, 1996

                                         OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the transition period from _______ to _______.



                          Commission file number 1-7657




         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          LEHMAN BROTHERS HOLDINGS INC.
                            TAX DEFERRED SAVINGS PLAN



                          Lehman Brothers Holdings Inc.
                            3 World Financial Center
                               New York, NY 10285

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Lehman Brothers Holdings Inc.
                            3 World Financial Center
                               New York, NY 10285

                              Financial Statements
                          and Supplemental Information

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan


                 For the years ended December 30, 1996 and 1995
                       with Report of Independent Auditors

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                              Financial Statements
                          and Supplemental Information


                 For the years ended December 30, 1996 and 1995



                                    CONTENTS

Report of Independent Auditors........................................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits, With Fund Information..........   2
Statements of Changes in Net Assets Available for Plan Benefits,
With Fund Information.................................................................  4
Notes to Financial Statements.........................................................  6


Supplemental Information

Schedule I    Schedule of Investments Held...........................................  14
Schedule II   Schedule of Series of Transactions in Excess of Five Percent of
                     Net Assets Available for Plan Benefits at Beginning of Year.....  15

A schedule of single transactions in excess of five percent of net assets available for plan benefits at beginning of year has not been presented because there were no single transactions in excess of five percent of net assets during the fiscal year 1996, which require disclosure under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and for which there are no statutory or administrative exemptions.

A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and for which there are no statutory or administrative exemptions.

                         Report of Independent Auditors

The Employee Benefit Plans Committee
Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Lehman Brothers Holdings Inc. Tax Deferred Savings Plan as of December 30, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Lehman Brothers Holdings Inc. Tax Deferred Savings Plan at December 30, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with general accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of investments held as of December 30, 1996, and single and series of transactions in excess of five percent of net assets available for plan benefits for the year ended December 30, 1996, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                  /s/ Ernst & Young LLP
June 1, 1997

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

   Statement of Net Assets Available for Plan Benefits, With Fund Information

                                December 30, 1996

                                Investment Funds

                                                              -----------------------------------------------------------------
                                                                                                   American          Lehman
                                                                     Short                         Express          Brothers
                                                                      Term          Fixed          Company       Holdings Inc.
                                                                    Interest       Income           Common           Common
Assets                                                                Fund          Fund          Stock Fund       Stock Fund
                                                              -----------------------------------------------------------------
Institutional Contracts(at cost plus interest)                                  $126,138,571
Investments at fair value:
     American Express Company common stock
         523,614 shares (cost: $12,033,409)                                                      $30,042,353
     Lehman Brothers Holdings Inc. common stock
          624,363 shares (cost: $11,363,000)                                                                     $19,589,389
     Twentieth Century Ultra Investors Fund
          1,829,588 shares (cost: $41,439,988)
      Prime Value Obligations Fund
          16,757,626 shares (cost: $16,757,626)
     Templeton Foreign Fund
          3,175,898 shares (cost: $29,764,390)
     Income Fund of America
          1,134,086 shares (cost: $16,197,319)
     Fidelity Capital & Income Fund
          1,866,652 shares (cost: $17,459,339)
     Vanguard Index Trust 500 Portfolio
          431,688 shares (cost: $23,244,493)
     PIMCO Total Return Fund
          941,665 shares (cost: $9,570,046)
     Vanguard Fixed Income Long-Term Corporate Portfolio
          929,657 shares (cost: $7,958,488)
                                                              -----------------------------------------------------------------
                                                                           -     126,138,571      30,042,353      19,589,389

Cash and short-term investments                                     $263,792         598,115             472          43,781
Interest and dividends receivable                                      1,658         750,574              93               -
Other receivables                                                     11,173           5,039          43,932       1,818,875
Net Inter-fund transfers (payable) receivable                         47,878        (266,836)       (411,102)       (407,841)
                                                              -----------------------------------------------------------------
Total assets                                                         324,501     127,225,463      29,675,748      21,044,204

Liabilities
Accrued liabilities                                                        -          40,422           8,490           5,199
Other liabilities                                                          -               -               -               -
                                                              -----------------------------------------------------------------
Total liabilities                                                          -          40,422           8,490           5,199
                                                              -----------------------------------------------------------------

Net assets available for plan benefits                              $324,501    $127,185,041     $29,667,258     $21,039,005
                                                              =================================================================




                                                              ------------------------------------------------------------
                                                                Twentieth
                                                                 Century
                                                                  Ultra        Prime Value      Templeton         Income
                                                                Investors      Obligations       Foreign         Fund of
Assets                                                             Fund            Fund            Fund          America
                                                              ------------------------------------------------------------
Institutional Contracts(at cost plus interest)
Investments at fair value:
     American Express Company common stock
         523,614 shares (cost: $12,033,409)
     Lehman Brothers Holdings Inc. common stock
          624,363 shares (cost: $11,363,000)
     Twentieth Century Ultra Investors Fund
          1,829,588 shares (cost: $41,439,988)                $52,015,185
      Prime Value Obligations Fund
          16,757,626 shares (cost: $16,757,626)                              $16,757,626
     Templeton Foreign Fund
          3,175,898 shares (cost: $29,764,390)                                                $32,711,752
     Income Fund of America
          1,134,086 shares (cost: $16,197,319)                                                                $18,882,528
     Fidelity Capital & Income Fund
          1,866,652 shares (cost: $17,459,339)
     Vanguard Index Trust 500 Portfolio
          431,688 shares (cost: $23,244,493)
     PIMCO Total Return Fund
          941,665 shares (cost: $9,570,046)
     Vanguard Fixed Income Long-Term Corporate Portfolio
          929,657 shares (cost: $7,958,488)
                                                              ------------------------------------------------------------
                                                               52,015,185     16,757,626       32,711,752      18,882,528

Cash and short-term investments                                   101,091             27           57,707          21,006
Interest and dividends receivable                                       -              -                -               -
Other receivables                                                  10,297          1,584              400           1,544
Net Inter-fund transfers (payable) receivable                     143,106        635,063          (95,782)       (153,304)
                                                              ------------------------------------------------------------
Total assets                                                   52,269,679     17,394,300       32,674,077      18,751,774

Liabilities
Accrued liabilities                                                15,789          5,478            9,704           5,610
Other liabilities                                                 101,091        108,309           57,707          21,006
                                                              ------------------------------------------------------------
Total liabilities                                                 116,880        113,787           67,411          26,616
                                                              ------------------------------------------------------------

Net assets available for plan benefits                        $52,152,799    $17,280,513      $32,606,666     $18,725,158
                                                              ============================================================





                                                              --------------------------------------------------------------------
                                                                                                         Vanguard
                                                                               Vanguard         PIMCO  Fixed Income
                                                                 Fidelity    Index Trust        Total    Long Term
                                                                Capital &        500           Return    Corporate
Assets                                                         Income Fund    Portfolio         Fund     Portfolio       Total
                                                              --------------------------------------------------------------------
Institutional Contracts(at cost plus interest)                                                                       $126,138,571
Investments at fair value:
     American Express Company common stock
         523,614 shares (cost: $12,033,409)                                                                            30,042,353
     Lehman Brothers Holdings Inc. common stock
          624,363 shares (cost: $11,363,000)                                                                           19,589,389
     Twentieth Century Ultra Investors Fund
          1,829,588 shares (cost: $41,439,988)                                                                         52,015,185
      Prime Value Obligations Fund
          16,757,626 shares (cost: $16,757,626)                                                                        16,757,626
     Templeton Foreign Fund
          3,175,898 shares (cost: $29,764,390)                                                                         32,711,752
     Income Fund of America
          1,134,086 shares (cost: $16,197,319)                                                                         18,882,528
     Fidelity Capital & Income Fund
          1,866,652 shares (cost: $17,459,339)                $17,434,530                                              17,434,530
     Vanguard Index Trust 500 Portfolio
          431,688 shares (cost: $23,244,493)                                $30,377,873                                30,377,873
     PIMCO Total Return Fund
          941,665 shares (cost: $9,570,046)                                               $ 9,953,400                   9,953,400
     Vanguard Fixed Income Long-Term Corporate Portfolio
          929,657 shares (cost: $7,958,488)                                                            $8,320,428       8,320,428
                                                              --------------------------------------------------------------------
                                                               17,434,530    30,377,873     9,953,400   8,320,428     362,223,635

Cash and short-term investments                                    31,523        79,873         9,999      14,708       1,222,094
Interest and dividends receivable                                       -             -             -           -         752,325
Other receivables                                                       -         7,441             -         975       1,901,260
Net Inter-fund transfers (payable) receivable                       5,800       449,454        39,015      14,549               -
                                                              --------------------------------------------------------------------
Total assets                                                   17,471,853    30,914,641    10,002,414   8,350,660     366,099,314

Liabilities
Accrued liabilities                                                 5,246         7,610         3,028       2,687         109,263
Other liabilities                                                  33,782        79,873        10,908      14,708         427,384
                                                              --------------------------------------------------------------------
Total liabilities                                                  39,028        87,483        13,936      17,395         536,647
                                                              --------------------------------------------------------------------

Net assets available for plan benefits                        $17,432,825   $30,827,158   $ 9,988,478  $8,333,265    $365,562,667
                                                              ====================================================================

See accompanying notes

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

   Statement of Net Assets Available for Plan Benefits, With Fund Information

                                December 30, 1995

                                Investment Funds

                                                              --------------------------------------------------------------------
                                                                                         American         Lehman       Twentieth
                                                               Short                      Express        Brothers       Century
                                                                Term        Fixed         Company     Holdings Inc.      Ultra
                                                              Interest      Income        Common          Common       Investors
Assets                                                          Fund         Fund       Stock Fund      Stock Fund        Fund
                                                              --------------------------------------------------------------------
Institutional Contracts(at cost plus interest)                           $132,302,233
Investments at fair value:
     American Express Company common stock
          629,545 shares (cost: $14,453,710)                                            $26,047,424
     Lehman Brothers Holdings Inc. common stock
          583,133 shares (cost: $9,999,553)                                                           $12,391,576
     Twentieth Century Ultra Investors Fund
          1,617,105 shares (cost: $34,455,115)                                                                       $42,222,614
     Lehman Brothers Prime Value Money Market Fund
          18,862,032 shares (cost: $18,862,032)
     Templeton Foreign Fund
          2,817,938 shares (cost: $26,120,965)
     Income Fund of America
          971,763 shares (cost: $13,266,086)
     Fidelity Capital & Income Fund
          1,648,532 shares (cost: $15,509,153)
     Vanguard Index Trust 500 Portfolio
          284,211 shares (cost: $13,849,110)
     PIMCO Total Return Fund
          864,302 shares (cost: $8,733,498)
     Vanguard Fixed Income Long-Term Corporate Portfolio
          899,925 shares (cost: $7,620,417)
                                                              --------------------------------------------------------------------
                                                                     -    132,302,233    26,047,424    12,391,576     42,222,614

Cash and short-term investments                               $264,946          1,366            19     1,970,388         79,748
Interest and dividends receivable                                1,403            208         5,308         1,024             17
Other receivables                                               38,741         20,286        43,894             -            817
Net Inter-fund transfers (payable) receivable                        -     (3,487,122)     (165,254)      202,581      1,475,836
                                                              --------------------------------------------------------------------
Total assets                                                   305,090    128,836,971    25,931,391    14,565,569     43,779,032

Liabilities
Accrued liabilities                                                  -         43,599         9,024         3,885         13,627
Other liabilities                                                    -              -             -       686,824         79,016
                                                              --------------------------------------------------------------------
Total liabilities                                                    -         43,599         9,024       690,709         92,643
                                                              --------------------------------------------------------------------

Net assets available for plan benefits                        $305,090   $128,793,372   $25,922,367   $13,874,860    $43,686,389
                                                              ====================================================================




                                                              ---------------------------------------------------------
                                                                  Lehman
                                                                 Brothers
                                                               Prime Value      Templeton       Income       Fidelity
                                                                  Money          Foreign       Fund of       Capital &
Assets                                                         Market Fund         Fund        America      Income Fund
                                                              ---------------------------------------------------------
Institutional Contracts(at cost plus interest)
Investments at fair value:
     American Express Company common stock
          629,545 shares (cost: $14,453,710)
     Lehman Brothers Holdings Inc. common stock
          583,133 shares (cost: $9,999,553)
     Twentieth Century Ultra Investors Fund
          1,617,105 shares (cost: $34,455,115)
     Lehman Brothers Prime Value Money Market Fund
          18,862,032 shares (cost: $18,862,032)               $18,862,032
     Templeton Foreign Fund
          2,817,938 shares (cost: $26,120,965)                               $25,868,671
     Income Fund of America
          971,763 shares (cost: $13,266,086)                                                $15,421,879
     Fidelity Capital & Income Fund
          1,648,532 shares (cost: $15,509,153)                                                            $15,100,549
     Vanguard Index Trust 500 Portfolio
          284,211 shares (cost: $13,849,110)
     PIMCO Total Return Fund
          864,302 shares (cost: $8,733,498)
     Vanguard Fixed Income Long-Term Corporate Portfolio
          899,925 shares (cost: $7,620,417)
                                                              ---------------------------------------------------------
                                                               18,862,032     25,868,671     15,421,879    15,100,549

Cash and short-term investments                                    18,680         45,917         18,226        39,346
Interest and dividends receivable                                       -              1             17             9
Other receivables                                                     802            326          1,825             -
Net Inter-fund transfers (payable) receivable                    (158,132)       256,638        669,924        36,368
                                                              ---------------------------------------------------------
Total assets                                                   18,723,382     26,171,553     16,111,871    15,176,272

Liabilities
Accrued liabilities                                                 6,576          8,373          4,757         4,849
Other liabilities                                                 133,953         47,411         18,161        40,767
                                                              ---------------------------------------------------------
Total liabilities                                                 140,529         55,784         22,918        45,616
                                                              ---------------------------------------------------------

Net assets available for plan benefits                        $18,582,853    $26,115,769    $16,088,953   $15,130,656
                                                              =========================================================





                                                              -----------------------------------------------------------
                                                                                              Vanguard
                                                                 Vanguard         PIMCO     Fixed Income
                                                               Index Trust        Total       Long Term
                                                                   500           Return       Corporate
Assets                                                          Portfolio         Fund        Portfolio      Total
                                                              -----------------------------------------------------------
Institutional Contracts(at cost plus interest)                                                             $132,302,233
Investments at fair value:
     American Express Company common stock
          629,545 shares (cost: $14,453,710)                                                                 26,047,424
     Lehman Brothers Holdings Inc. common stock
          583,133 shares (cost: $9,999,553)                                                                  12,391,576
     Twentieth Century Ultra Investors Fund
          1,617,105 shares (cost: $34,455,115)                                                               42,222,614
     Lehman Brothers Prime Value Money Market Fund
          18,862,032 shares (cost: $18,862,032)                                                              18,862,032
     Templeton Foreign Fund
          2,817,938 shares (cost: $26,120,965)                                                               25,868,671
     Income Fund of America
          971,763 shares (cost: $13,266,086)                                                                 15,421,879
     Fidelity Capital & Income Fund
          1,648,532 shares (cost: $15,509,153)                                                               15,100,549
     Vanguard Index Trust 500 Portfolio
          284,211 shares (cost: $13,849,110)                  $16,370,552                                    16,370,552
     PIMCO Total Return Fund
          864,302 shares (cost: $8,733,498)                                  $9,265,317                       9,265,317
     Vanguard Fixed Income Long-Term Corporate Portfolio
          899,925 shares (cost: $7,620,417)                                                $8,531,288         8,531,288
                                                              -----------------------------------------------------------
                                                               16,370,552     9,265,317     8,531,288       322,384,135

Cash and short-term investments                                    55,643           723        15,987         2,510,989
Interest and dividends receivable                                       -             -             -             7,987
Other receivables                                                   6,252           119         1,957           115,019
Net Inter-fund transfers (payable) receivable                   1,140,740       (27,797)       56,218                 -
                                                              -----------------------------------------------------------
Total assets                                                   17,573,187     9,238,362     8,605,450       325,018,130

Liabilities
Accrued liabilities                                                 4,790         2,909         2,647           105,036
Other liabilities                                                  55,524             -        15,696         1,077,352
                                                              -----------------------------------------------------------
Total liabilities                                                  60,314         2,909        18,343         1,182,388
                                                              -----------------------------------------------------------
Net assets available for plan benefits                        $17,512,873    $9,235,453    $8,587,107      $323,835,742
                                                              ===========================================================

See accompanying notes

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                Statement of Changes in Net Assets Available for
                      Plan Benefits, With Fund Information

                      For the year ended December 30, 1996


                                                                                     Investment Funds
                                                              -------------------------------------------------------------
                                                                                               American          Lehman
                                                                 Short                          Express         Brothers
                                                                 Term          Fixed            Company       Holdings Inc.
                                                               Interest       Income            Common           Common
                                                                 Fund          Fund           Stock Fund       Stock Fund
                                                              -------------------------------------------------------------
Investment Income:
Interest and dividends                                        $ 19,411     $   9,326,533     $    536,067     $    134,879
Net realized and unrealized appreciation/(depreciation) in
     fair value of investments                                      --                --        8,942,664        6,382,929
                                                              -------------------------------------------------------------
                                                                19,411         9,326,533        9,478,731        6,517,808

Contributions:
Employer                                                            --                --               --        1,829,783
Participants                                                        --         3,982,268               --        1,332,461
Rollovers                                                           --           134,831               --          160,079
                                                              -------------------------------------------------------------
                                                                    --         4,117,099               --        3,322,323

Net inter-fund transfers (out) in                                   --        (2,057,350)      (1,982,537)        (850,253)
Administrative fees                                                 --           (61,495)         (13,103)          (8,943)
Participant withdrawals                                             --       (12,724,436)      (3,568,012)      (1,783,659)
Transfer (to) from other plan                                       --          (208,682)        (170,188)         (33,131)
                                                              -------------------------------------------------------------
                                                                    --       (15,051,963)      (5,733,840)      (2,675,986)
                                                              -------------------------------------------------------------

Net increase (decrease)                                         19,411        (1,608,331)       3,744,891        7,164,145
Net assets available for plan benefits, beginning of year      305,090       128,793,372       25,922,367       13,874,860
                                                              -------------------------------------------------------------
Net assets available for plan benefits, end of year           $324,501     $ 127,185,041     $ 29,667,258     $ 21,039,005
                                                              =============================================================


                                                                                     Investment Funds
                                                              ----------------------------------------------------------------
                                                                 Twentieth
                                                                  Century
                                                                   Ultra        Prime Value       Templeton          Income
                                                                 Investors      Obligations        Foreign           Fund of
                                                                   Fund             Fund            Fund             America
                                                              ----------------------------------------------------------------
Investment Income:
Interest and dividends                                        $      1,011     $    919,531     $    856,000     $    964,379
Net realized and unrealized appreciation/(depreciation) in
     fair value of investments                                   7,163,514               --        3,972,698        1,718,857
                                                              ----------------------------------------------------------------
                                                                 7,164,525          919,531        4,828,698        2,683,236
Contributions:
Employer                                                                --               --               --               --
Participants                                                     5,632,595        1,632,992        3,693,459        1,360,245
Rollovers                                                          772,818          336,682          524,518           71,573
                                                              ----------------------------------------------------------------
                                                                 6,405,413        1,969,674        4,217,977        1,431,818

Net inter-fund transfers (out) in                                  339,031         (443,195)       1,068,291           83,558
Administrative fees                                                (26,153)          (7,931)         (15,740)          (9,226)
Participant withdrawals                                         (5,179,526)      (3,622,291)      (3,477,019)      (1,500,889)
Transfer (to) from other plan                                     (236,880)        (118,128)        (131,310)         (52,292)
                                                              ----------------------------------------------------------------
                                                                (5,103,528)      (4,191,545)      (2,555,778)      (1,478,849)
                                                              ----------------------------------------------------------------
Net increase (decrease)                                          8,466,410       (1,302,340)       6,490,897        2,636,205
Net assets available for plan benefits, beginning of year       43,686,389       18,582,853       26,115,769       16,088,953
                                                              ----------------------------------------------------------------
Net assets available for plan benefits, end of year           $ 52,152,799     $ 17,280,513     $ 32,606,666     $ 18,725,158
                                                              ================================================================

                                                                                     Investment Funds
                                                  --------------------------------------------------------------------------------
                                                                                                       Vanguard
                                                                     Vanguard          PIMCO         Fixed Income
                                                     Fidelity      Index Trust         Total          Long Term
                                                     Capital &          500           Return          Corporate
                                                    Income Fund      Portfolio         Fund           Portfolio      Total
                                                  --------------------------------------------------------------------------------
Investment Income:
Interest and dividends                            $  1,449,302     $    509,242     $   580,338     $    543,227     $ 15,839,920
Net realized and unrealized appreciation/
    (depreciation) in
     fair value of investments                         355,639        4,987,516        (128,978)        (433,708)      32,961,131
                                                  --------------------------------------------------------------------------------
                                                     1,804,941        5,496,758         451,360          109,519       48,801,051

Contributions:
Employer                                                    --               --              --               --        1,829,783
Participants                                         2,279,015        3,334,129         876,072          855,438       24,978,674
Rollovers                                              426,623          948,487         193,738          105,738        3,675,087
                                                  --------------------------------------------------------------------------------
                                                     2,705,638        4,282,616       1,069,810          961,176       30,483,544

Net inter-fund transfers (out) in                     (519,343)       5,106,198         (80,036)        (664,364)              --
Administrative fees                                     (8,356)         (13,127)         (4,814)          (4,295)        (173,183)
Participant withdrawals                             (1,665,853)      (1,478,919)       (682,915)        (652,215)     (36,335,734)
Transfer (to) from other plan                          (14,858)         (79,241)           (380)          (3,663)      (1,048,753)
                                                  --------------------------------------------------------------------------------
                                                    (2,208,410)       3,534,911        (768,145)      (1,324,537)     (37,557,670)
                                                  --------------------------------------------------------------------------------

Net increase (decrease)                              2,302,169       13,314,285         753,025         (253,842)      41,726,925
Net assets available for plan benefits,
    beginning of year                               15,130,656       17,512,873       9,235,453        8,587,107      323,835,702
                                                  --------------------------------------------------------------------------------
Net assets available for plan benefits,
    end of year                                   $ 17,432,825     $ 30,827,158     $ 9,988,478     $  8,333,265     $365,562,657
                                                  ================================================================================

See accompanying notes

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                Statement of Changes in Net Assets Available for
                      Plan Benefits, With Fund Information

                      For the year ended December 30, 1995

                                                                                     Investment Funds
                                                                        ------------------------------------------------
                                                                                                             American
                                                                              Short                          Express
                                                                              Term          Fixed            Company
                                                                            Interest        Income           Common
                                                                              Fund           Fund           Stock Fund
                                                                        ------------------------------------------------
Investment Income:
Interest and dividends                                                  $     26,828     $  10,071,950     $    523,084
Net realized and unrealized appreciation
  in fair value of invesments                                                     --                --        8,654,132
                                                                        ------------------------------------------------
                                                                              26,828        10,071,950        9,177,216

Contributions:
Employer                                                                          --                --               --
Participants                                                                      --         5,033,752               --
Rollovers                                                                         --           278,928               --
                                                                        ------------------------------------------------
                                                                                  --         5,312,680               --

Net inter-fund transfers (out) in                                                 --        (5,178,427)      (1,885,859)
Administrative fees                                                               --           (63,637)         (12,970)
Participant withdrawals                                                           --       (12,664,640)      (4,617,562)
Transfer (to) from other plan                                                     --           (19,216)         (52,181)
                                                                        ------------------------------------------------
                                                                                  --       (17,925,920)      (6,568,572)
                                                                        ------------------------------------------------

Net increase (decrease)                                                       26,828        (2,541,290)       2,608,644
Net assets available for plan benefits,
  beginning of year                                                          278,262       131,334,662       23,313,723
                                                                        ------------------------------------------------
Net assets available for plan benefits,
  end of year                                                           $    305,090     $ 128,793,372     $ 25,922,367
                                                                        ===============================================

                                                                                     Investment Funds
                                                                        -----------------------------------------------
                                                                           Lehman        Twentieth          Lehman
                                                                          Brothers         Century         Brothers
                                                                        Holdings Inc.       Ultra         Prime Value
                                                                          Common          Investors          Money
                                                                         Stock Fund          Fund          Market Fund
                                                                        -----------------------------------------------
Investment Income:
Interest and dividends                                                  $    111,718     $         81     $  1,279,112
Net realized and unrealized appreciation
  in fair value of invesments                                              2,692,213       11,341,951               --
                                                                        -----------------------------------------------
                                                                           2,803,931       11,342,032        1,279,112
Contributions:
Employer                                                                   1,942,105               --               --
Participants                                                                 911,904        4,710,456        2,239,425
Rollovers                                                                    346,015          853,738          792,644
                                                                        -----------------------------------------------
                                                                           3,200,024        5,564,194        3,032,069

Net inter-fund transfers (out) in                                          2,381,618        3,467,897       (4,457,741)
Administrative fees                                                           (7,353)         (20,892)          (7,300)
Participant withdrawals                                                   (1,175,156)      (3,871,504)      (5,337,041)
Transfer (to) from other plan                                                 (3,895)              --            1,896
                                                                        -----------------------------------------------
                                                                           1,195,214         (424,499)      (9,800,186)
                                                                        -----------------------------------------------

Net increase (decrease)                                                    7,199,169       16,481,727       (5,489,005)
Net assets available for plan benefits,
  beginning of year                                                        6,675,691       27,204,662       24,071,858
                                                                        -----------------------------------------------
Net assets available for plan benefits,
  end of year                                                           $ 13,874,860     $ 43,686,389     $ 18,582,853
                                                                        ==============================================
                                                                                     Investment Funds
                                                                        -----------------------------------------------
                                                                           Templeton       Income          Fidelity
                                                                           Foreign          Fund of        Capital &
                                                                             Fund           America       Income Fund
                                                                        -----------------------------------------------
Investment Income:
Interest and dividends                                                  $    679,973     $    760,033     $  1,258,820
Net realized and unrealized appreciation
  in fair value of invesments                                              2,032,974        2,663,597          690,665
                                                                        -----------------------------------------------
                                                                           2,712,947        3,423,630        1,949,485

Contributions:
Employer                                                                          --               --               --
Participants                                                               3,855,195        1,323,131        2,102,150
Rollovers                                                                    340,238          103,436        1,385,821
                                                                        -----------------------------------------------
                                                                           4,195,433        1,426,567        3,487,971

Net inter-fund transfers (out) in                                            335,733        1,123,167          538,318
Administrative fees                                                          (12,940)          (7,393)          (7,449)
Participant withdrawals                                                   (2,961,087)      (1,137,603)      (1,608,695)
Transfer (to) from other plan                                                 (2,340)          (2,080)          (1,387)
                                                                        -----------------------------------------------
                                                                          (2,640,634)         (23,909)      (1,079,213)
                                                                        -----------------------------------------------
Net increase (decrease)                                                    4,267,746        4,826,288        4,358,243
Net assets available for plan benefits,
  beginning of year                                                       21,848,023       11,262,665       10,772,413
                                                                        -----------------------------------------------
Net assets available for plan benefits,
  end of year                                                           $ 26,115,769     $ 16,088,953     $ 15,130,656
                                                                        ==============================================
                                                                              Investment Funds
                                                                        ------------------------------
                                                                          Vanguard        PIMCO
                                                                         Index Trust      Total
                                                                             500          Return
                                                                          Portfolio        Fund
                                                                        ------------------------------
Investment Income:
Interest and dividends                                                  $    264,339     $   570,046
Net realized and unrealized appreciation
  in fair value of invesments                                              3,543,643         923,361
                                                                        ------------------------------
                                                                           3,807,982       1,493,407

Contributions:
Employer                                                                          --              --
Participants                                                               1,944,526         979,827
Rollovers                                                                  1,135,472         242,340
                                                                        ------------------------------
                                                                           3,079,998       1,222,167

Net inter-fund transfers (out) in                                          3,290,669         196,222
Administrative fees                                                           (7,572)         (4,534)
Participant withdrawals                                                   (1,152,683)       (533,950)
Transfer (to) from other plan                                                     --              --
                                                                        ------------------------------
                                                                           2,130,414        (342,262)
                                                                        ------------------------------
Net increase (decrease)                                                    9,018,394       2,373,312
Net assets available for plan benefits,
  beginning of year                                                        8,494,479       6,862,141
                                                                        ------------------------------
Net assets available for plan benefits,
  end of year                                                           $ 17,512,873     $ 9,235,453
                                                                        ==============================
                                                                                   Investment Funds
                                                                          ---------------------------------
                                                                             Vanguard
                                                                           Fixed Income
                                                                            Long Term
                                                                            Corporate
                                                                            Portfolio           Total
                                                                          ---------------------------------
Investment Income:
Interest and dividends                                                    $    580,903       $  16,126,887
Net realized and unrealized appreciation
  in fair value of invesments                                                1,231,803          33,774,339
                                                                          ---------------------------------
                                                                             1,812,706          49,901,226

Contributions:
Employer                                                                            --           1,942,105
Participants                                                                   823,661          23,924,027
Rollovers                                                                      110,257           5,588,889
                                                                          ---------------------------------
                                                                               933,918          31,455,021

Net inter-fund transfers (out) in                                              188,403                  --
Administrative fees                                                             (4,060)           (156,100)
Participant withdrawals                                                       (785,212)        (35,845,133)
Transfer (to) from other plan                                                       --             (79,203)
                                                                          ---------------------------------
                                                                              (600,869)        (36,080,436)
                                                                          ---------------------------------

Net increase (decrease)                                                      2,145,755          45,275,811
Net assets available for plan benefits,
  beginning of year                                                          6,441,352         278,559,931
                                                                          ---------------------------------
Net assets available for plan benefits,
  end of year                                                             $  8,587,107       $ 323,835,742
                                                                          =================================

See accompanying notes

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                          Notes to Financial Statements

                           December 30, 1996 and 1995




 1.  DESCRIPTION OF THE PLAN

GENERAL

The Lehman Brothers Holdings Inc. Tax Deferred Savings Plan (the "Plan") is a defined contribution plan. The Plan became effective January 1, 1984, was amended and restated effective January 1, 1989 and was subsequently amended through April 1, 1996. Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. ("Lehman") and its participating subsidiaries (collectively, the "Company") are eligible to become Plan participants as soon as administratively possible upon employment. Prior to July 1, 1995, there was a 12 month service requirement for plan participants.

The Plan is subject to the provisions of ERISA. A complete description of the Plan is contained in the Plan document available to all participants from the Plan Administrator.

CONTRIBUTIONS

Upon enrollment, a participant may elect to contribute, on a pre-tax basis, between one and fifteen percent of the participants annual compensation, as defined in the Plan document. The Company may make a contribution, in Company stock or cash, on behalf of eligible participants who have completed 12 months of service and are employees on the last day of the Plan year. The amount of the contribution, if any, will be determined by the Company's Board of Directors. If a Company contribution is made it will be allocated as follows:

      1. Participants whose compensation is below $37,800 per year who have not earned commission income greater than $1,000 and are not Investment Representatives, Investment Representative Trainees, Branch Managers, or Institutional Salespeople will receive a Company contribution of $400 plus a matching contribution of 100 percent of the first $600 of the employee's Before-Tax contributions.

      2. Participants whose compensation is between $37,800 and $100,000 per year will receive a matching contribution of up to 100 percent of the first $1,000 of the employee's Before-Tax contributions. Company contributions to participants whose compensation is between $37,800 and $100,000 per year will be made only if there are funds remaining after contributions are made for participants making less than $37,800 per year.

      3. Company contributions will not be made for participants whose compensation exceeds $100,000 per year.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (Continued)



1.  DESCRIPTION OF THE PLAN-CONTINUED

In 1996 and 1995, Company contributions were made in cash. Boston Safe Deposit & Trust Company ("Boston Safe"), the Plan's custodian, used cash to purchase the Company's common stock.

A participant's Before-Tax Contributions will not be subject to tax until distribution. The Code provides that Before-Tax Contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in a participant's gross income to the extent such contributions exceed the statutory limitation, which is indexed for inflation. In 1996 and 1995, the maximum limitation amount was $9,500 and $9,240, respectively. For 1997, the maximum limitation amount is $9,500. The Company's contributions on behalf of a participant, as well as the income and appreciation on amounts invested in the investment funds offered under the Plan, are not includable in the participant's taxable income until distributed.

Rollover contributions arise from contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

VALUATION OF PARTICIPANT ACCOUNTS

Separate accounts are maintained for each participant whereby the participant's account is credited for contributions and investment income and credited or charged, as appropriate, for investment appreciation or depreciation. Participant accounts are charged for withdrawals. The periodic allocation of investment income and investment appreciation or depreciation is based upon the participant's beneficial interest in each of the investment funds at the valuation date.

INVESTMENTS

Effective April 1, 1994, a participant's contributions can be invested in any of the funds listed below. Investments of contributions among the investment funds can be made in increments of 10%, with a maximum of 50% of contributions permitted to be invested in the Lehman Brothers Holdings Inc. Common Stock Fund. Participants can elect to change their contribution rate and investment direction of new contributions on a monthly basis. Participants may also elect to transfer existing fund balances among the investment funds on a monthly basis.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (Continued)


1.  DESCRIPTION OF THE PLAN-CONTINUED

The following is a general description of each investment fund in which the Plan invested since January 1995, as directed by participants:

     Fixed Income Fund: This fund invests its assets with one or more insurance companies or financial institutions (collectively, "institutions") which issue contracts ("contracts") providing for the repayment of principal with a specified annual rate of interest for a specified period. The fund is currently invested in contracts negotiated with the following institutions:

                                                                                       Carrying Value at
                                                     Maturity         Interest             December 30,
                                                      Date             Rate(%)         1996              1995
                                                    ---------         --------     ------------       ------------
Metropolitan Life Insurance Co.
     Contract #24565                                12/15/01            7.30       $  9,946,912       $         --
     Contract #12865                                03/31/97            8.10          5,401,713         10,058,107
     Contract #13955                                06/15/99            8.25         17,035,023         15,839,622
     Contract #11649                                06/30/96            9.62                 --          7,668,194

Allstate Life Insurance Company
     Contract #GICGA5584                            12/15/00            7.30         17,365,463         16,278,034
     Contract #GICGA5806                            07/05/00            6.81          8,792,551          9,085,550

John Hancock Mutual Life Insurance Co.
     Contract #5565                                 09/30/97            9.60          5,488,257         11,156,679
     Contract #5724                                 01/08/96            9.51                 --          5,330,455

Prudential Asset  Management Group
      Contract #7430-211                            12/15/99            6.52          9,086,741          8,574,596
      Contract #7430-212                            12/15/99            7.30                 --         12,544,475

American International Life
  Assurance Company of New York
     Contract #18180T                               10/01/98            5.45         13,332,607         12,698,805

People's Security Insurance Co.
     Contract #BDA00473FR                           08/15/01            8.20         11,655,780         10,842,259
     Contract #BDA00568FR                          12/15/01*            6.85         10,425,516          1,067,481

Aetna Life Insurance Co.
     Contract #014005                               12/30/97            8.80          4,597,936          6,401,281

The Principal Financial Group
     Contract #4-08804-01                           12/15/00            6.15          5,024,934          4,756,695
     Contract #4-08804-02                           12/15/02            6.40          7,985,138                 --
                                                                                   ------------       ------------
                                                                                   $126,138,571       $132,302,233
                                                                                   ============       ============

*     This contract is cancelable by the issuer on 06/30/97

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                          Notes to Financial Statements

                           December 30, 1996 and 1995


1.    DESCRIPTION OF THE PLAN-CONTINUED

      The present value of the contracts approximates their fair value as of December 30, 1996 and December 30, 1995. Present value was estimated using an analysis based on the Plan's current investment rate for a similar contract.

      American Express Company Common Stock Fund: This fund invests solely in the common stock of American Express. As of May 31, 1994, this fund has been closed to any new contributions, dividend reinvestments, or transfers in from other funds.

      Lehman Brothers Holdings Inc. Common Stock Fund: This fund invests solely in the common stock of the Company.

      Twentieth Century Ultra Investors Fund: The primary objective of this fund is to provide a high level of capital appreciation by investing primarily in medium and small-sized companies with above average growth potential.

      Prime Value Obligations Fund: The objective of this short-term, fixed income money market fund is to provide current income and stability of principal. Prior to November 15, 1996 this fund was called the Lehman Brothers Prime Value Money Market Fund.

      Templeton Foreign Fund: The primary objective of this fund is to provide long-term growth of capital by investing primarily in securities of companies located outside the United States.

      Income Fund of America: This fund's objective is to provide current income by investing in debt securities and capital appreciation by investing in equity securities.

      Fidelity Capital & Income Fund: The primary objective of this fund is to provide a high total return of capital growth and income. The fund invests primarily in lower rated debt securities and securities of companies with uncertain financial position.

      Vanguard Index Trust 500 Portfolio/S&P 500 Index Fund: This equity fund's objective is to replicate the investment performance of the Standard & Poor's 500 Index.

      PIMCO Total Return Fund: This fund is an intermediate term, fixed income fund whose objective is to provide a high level of current income with reasonable risk by investing in a diversified portfolio of fixed income securities of varying maturities.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (Continued)


1. DESCRIPTION OF THE PLAN-CONTINUED

      Vanguard Fixed Income Long-Term Corporate Portfolio: This fund invests in a diversified portfolio of long-term corporate and government bonds with the objective of providing a high level of current income.


In addition to the funds described above, a short-term interest fund provides overnight investments in money market funds of Boston Safe for temporarily invested cash. While cash for withdrawals is disbursed from this fund, withdrawals are recorded in the investment fund from which the participant withdrew.

INVESTMENTS IN EXCESS OF 5% OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

The following is a schedule of investments held in excess of 5% of the net assets available for plan benefits at the end of 1996.

                                                         PAR VALUE/            MARKET VALUE
                                                           NUMBER               AT DECEMBER
FUNDS                                                     OF SHARES              30, 1996
-----                                                     ---------              --------
American Express Company common stock                     523,614               $30,042,353
Lehman Brothers Holdings Inc. common stock                624,363                19,589,389
Twentieth Century Ultra Investors Fund                  1,829,588                52,015,185
Templeton Foreign Fund                                  3,175,898                32,711,752
Vanguard Index Trust 500 Portfolio                        431,688                30,377,873
Income Fund Of America                                  1,134,086                18,882,528
                                                                               --------------
                                                                               $183,619,080
                                                                               ==============

BENEFITS

A participant may elect, after attaining the age of 59-1/2, to withdraw all or any portion of the value of his accounts, provided that each withdrawal is at least $1,000 (or is 100% of the value of his account if less than $1,000). Withdrawals by participants before the age of 59-1/2 are permitted only after meeting specified financial hardship criteria and after obtaining approval by the Employee Benefit Plans Committee of the Company. Effective April 1, 1996, a participant can elect to withdraw all or a part of their rollover contribution made to the Plan, as long as the partial withdrawal of their rollover contribution is at least $1,000. However a participant can elect to withdraw all or part of their rollover contribution only once during any consecutive 12-month period. Although hardship and rollover withdrawals are allowed, a participant may be subject to an additional 10 percent tax imposed by the Code.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (Continued)


1.  DESCRIPTION OF THE PLAN-CONTINUED

If a participant's employment with the Company terminates for a reason other than death, the balance in the participant's account is paid to the participant in a lump-sum payment. However, if the balance in his account exceeds $3,500, payment will not be made without the participant's consent. Upon death of the participant, the balance in the participant's account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment.

BENEFITS PAYABLE

Benefits payable to those participants who have elected to withdraw from the Plan but have not yet been paid was $4,508,785 and $5,837,737 in 1996 and 1995, respectively.

VESTING

Plan participants are 100 percent vested in all amounts in their respective Plan accounts.

INCOME TAX STATUS

The Internal Revenue Service ("IRS") made a favorable determination in a letter dated February 14, 1995 that the Plan is qualified under Sections 401(a) and 401(k) of the Code and that the trust established as part of the Plan is, therefore, exempt from federal income taxes under the provisions of Section 501(a) of the Code. It is not anticipated that amendments to the Plan after the date of the IRS determination letter will affect the qualified and tax-exempt status of the Plan and trust.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments in mutual funds are valued at the quoted redemption prices on the last business day of the Plan year; investments in the common stock of American Express and the Company are valued at the quoted market price on the last business day of the Plan year; short-term investments and deposits with insurance companies in connection with contracts are valued at cost plus accrued interest.

Purchase and sales of securities are reflected on a trade-date basis.

OTHER

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded on the accrual basis.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (Continued)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3.  ADMINISTRATIVE FEES

Except to the extent paid by the Company, all expenses of the Plan are paid by the Plan. In 1996 and 1995, the Plan was charged $173,183 and $156,101 for administrative expenses incurred during the respective years. The Company paid all expenses not directly relating to the administration of the Plan, as well as all expenses paid to affiliated investment managers.


4.  PLAN TERMINATION

While it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code.

5.  RELATED PARTY TRANSACTIONS

On November 15, 1996, the Company sold the Lehman Brothers Prime Value Money Market Fund to Federated Investors. On April 1, 1995, the manager of the S&P 500 Index Fund was changed to The Vanguard Group. Prior to April 1, 1995, the investments maintained in the S&P 500 Index Fund were managed by PanAgora Asset Management ("PanAgora"), an affiliate of the Company. Prior to April 1, 1995, all fees relating to the management of the S&P 500 Index Fund were paid by the Company. The investment objective of both funds remained the same.

6.  TRANSFER TO OTHER PLAN

Prior to May 31, 1994, the Company was a subsidiary of the American Express Company ("American Express"). On May 31, 1994, American Express completed the distribution of a special dividend (the "Spin-off") to its shareholders of all of the common stock of the Company held by American Express. As a result of the Spin-off, the Company was no longer a subsidiary of American Express. The account balances associated with former employees of the company, who transferred to American Express prior to May 31, 1994 were transferred to the American Express Incentive Savings Plan in 1996.

                          Lehman Brothers Holdings Inc.
                            Tax Deferred Savings Plan

                    Notes to Financial Statements (Continued)


6.  TRANSFER TO OTHER PLAN-CONTINUED

On July 31, 1993, pursuant to an asset purchase agreement (the "Agreement") with Primerica Corporation (now known as "The Travelers Inc.") and its subsidiary, Smith Barney, Harris, Upham & Company Incorporated ("Smith Barney"), the Company sold its domestic retail brokerage business (except for such businesses conducted under the Lehman Brothers name) and substantially all of its asset management business. As a result of the sale, a significant number of employees became employed by Smith Barney. In 1995, additional employees were transferred to Smith Barney. The account balances associated with these participants were transferred to the Primerica Corporation Savings Plan for Shearson Employees in 1995.

                            Supplemental Information

                                                                      Schedule 1




                          LEHMAN BROTHERS HOLDINGS INC.
                            TAX DEFERRED SAVINGS PLAN

                          SCHEDULE OF INVESTMENTS HELD

                                DECEMBER 30, 1996

                                                                  PAR VALUE/       CURRENT VALUE              COST
                                                                    NUMBER          AT DECEMBER            AT DECEMBER
                                                                  OF SHARES           30, 1996              30, 1996
                                                                  ----------       ------------            ====--------
CONTRACTS ISSUED BY INSTITUTIONS
Metropolitan Life Insurance Co.
          Contract #24565                                          9,946,912       $  9,946,912            $  9,946,912
          Contract #12865                                          5,401,713          5,401,713               5,401,713
          Contract #13955                                         17,035,023         17,035,023              17,035,023
Allstate Life Insurance Co.
          Contract #GICA5584                                      17,365,463         17,365,463              17,365,463
          Contract #GICA5806                                       8,792,551          8,792,551               8,792,551
John Hancock Mutual Life Insurance Co.
          Contract $5565                                           5,488,257          5,488,257               5,488,257
Prudential Asset Management Group
          Contract #7430-211                                       9,086,741          9,086,741               9,086,741
American International Life Assurance Company Of New York
          Contract 18180T                                         13,332,607         13,332,607              13,332,607
People's Security Insurance Co.
          Contract #BDA00473FR                                    11,655,780         11,655,780              11,655,780
          Contract #BDA00568FR                                    10,425,516         10,425,516              10,425,516
Aetna Life Insurance Co.
          Contract #014005                                         4,597,936          4,597,936               4,597,936
The Principal Financial Group
          Contract #4-08804-01                                     5,024,934          5,024,934               5,024,934
          Contract #4-08804-02                                     7,985,138          7,985,138               7,985,138
                                                                                   ------------------------------------
                                                                                   $126,138,571            $126,138,571
                                                                                   ====================================

STOCK FUNDS
American Express Company common stock                                523,614       $ 30,042,353     *      $ 12,033,409
Lehman Brothers Holdings Inc. common stock                           624,363         19,589,389     *        11,363,000
                                                                                   ------------------------------------
                                                                                   $ 49,631,742            $ 23,396,409
                                                                                   ====================================


MUTUAL FUNDS
Twentieth Century Ultra Investors Fund                             1,829,588       $ 52,015,185     *      $ 41,439,988
Prime Value Obligations Fund                                      16,757,626         16,757,626              16,757,626
Templeton Foreign Fund                                             3,175,898         32,711,752     *        29,764,390
Income Fund Of America                                             1,134,086         18,882,528     *        16,197,319
Fidelity Capital & Income Fund                                     1,866,652         17,434,530              17,459,339
Vanguard Index Trust 500 Portfolio                                   431,688         30,377,873     *        23,244,493
PIMCO Total Return Fund                                              941,665          9,953,400               9,570,046
Vanguard Fixed Income Long-Term Corporate Portfolio                  929,657          8,320,428               7,958,488
                                                                                   ------------------------------------
                                                                                   $186,453,322            $162,391,689
                                                                                   ====================================

* Investment in excess of five percent of Net Assets Available for Plan Benefits at end of Plan year

                                                                    Schedule II

                         LEHMAN BROTHERS HOLDINGS INC.
                           TAX DEFERRED SAVINGS PLAN

        SCHEDULE OF SERIES OF TRANSACTIONS IN EXCESS OF FIVE PERCENT OF
          NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR

                      FOR THE YEAR ENDED DECEMBER 30, 1996

                                     CONTRACT     COST OF        PROCEEDS FROM
DESCRIPTION                          NUMBER       PURCHASES      SALES               GAIN(LOSS)
-----------                          --------     ---------      -------------       ----------
People's Security Insurance Co.      BDA00568     $22,828,022                            -
People's Security Insurance Co.      BDA00568                    $13,469,987

Metropolitan Life Insurance Co.      24565        $14,984,026                            -
Metropolitan Life Insurance Co.      24565                        $5,037,113

Twentieth Century Ultra Investors                  $9,618,586
Twentieth Century Ultra Investors                                 $6,989,528         $1,443,608


                                                                   Schedule III

                         LEHMAN BROTHERS HOLDINGS INC.
                           TAX DEFERRED SAVINGS PLAN

          SCHEDULE OF SINGLE TRANSACTIONS IN EXCESS OF FIVE PERCENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR

                      FOR THE YEAR ENDED DECEMBER 30, 1996

                          COST OF        PROCEEDS FROM
DESCRIPTION               PURCHASES      SALES               GAIN(LOSS)
-----------               ---------      -------------       ----------


SIGNATURE

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        LEHMAN BROTHERS HOLDINGS INC.
                                        TAX DEFERRED SAVINGS PLAN




                                        By: /s/ Wendy Kleinschmidt
                                           --------------------------------
                                           Wendy Kleinschmidt
                                           Lehman Brothers Holdings Inc.
                                           Employee Benefit Plans Committee

June 30, 1997

                                  EXHIBIT INDEX

Exhibit No.                         Description
-----------                         -----------
(23)                                Consent of Experts